Exhibit 99.2

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, January 3, 2025

PERSONNEL ANNOUNCEMENTS

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) is pleased to announce that, effective January 1, 2025, Brian Young has become the President of Fairfax Insurance Group and Andrew Barnard, who has held this position since 2011, has moved to the role of Chairman of Fairfax Insurance Group.

Brian joined Odyssey Group in 1996 and has served as its Chief Executive Officer since 2011. Odyssey has thrived under Brian’s leadership, generating an underwriting profit for 13 consecutive years and nearly tripling in size during his tenure.

Effective January 1, 2025, Carl Overy has become the Chief Executive Officer of Odyssey, leading its three operating platforms: OdysseyRe, Hudson, and Newline. Carl has served as the Chief Executive Officer of OdysseyRe since April 2023 and previously served as the Chief Executive Officer of Newline and the London branch of OdysseyRe for 15 years.

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, commented: “Brian and Andy have worked together for nearly 35 years, the last 28 at Fairfax. Our expansive global (re)insurance operations will benefit greatly from their collective oversight. Carl is a proven leader who has devoted more than two decades of his life to Odyssey. We have no doubt that Odyssey will scale new heights under his leadership in the years to come.”

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact: John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946